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FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CANALASKA VENTURES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

☑ ☐ ☐ ☐

CHANGE OF RELATIONSHIP FROM LAST REPORT   ☐ YES   ☑ NO

DATE OF LAST REPORT FILED   OR   18/02/04   DAY/MONTH/YEAR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER   DAY/MONTH/YEAR

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEBLIN
GIVEN NAME: GORDON

NO. 2303   STREET W. 41st Ave.   APT

CITY Vancouver   PROV. B.C.   POSTAL CODE V6M 2A3

BUSINESS TELEPHONE NUMBER 604-685-1070
BUSINESS FAX NUMBER 604-688-2582

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT   ☐ YES   ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA   ☑ ONTARIO
☑ BRITISH COLUMBIA   ☐ QUÉBEC
☐ MANITOBA   ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (B) (E) (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS							(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER INCLUDING THE RELATIONSHIP IF INDIRECT OR WHEN CONTROL OR DIRECTION IS EXERCISED
		DATE DAY/MONTH/YEAR	NATURE	(C) NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	\$ US				
Common	23,000	25/02/04	10		5,000	0.74		13,000	I	
Warrants	44,500	06/02/04	10		5,000	0.26		44,500	I	
Options	81,200							81,200	I	

BOX 6. REMARKS

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

BOX 7. SIGNATURE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

NAME (BLOCK LETTERS): GORDON STEBLIN

SIGNATURE: [signature]

DATE OF THE REPORT: 02/03/04   DAY/MONTH/YEAR

ATTACHMENT   ☐ YES   ☑ NO

CORRESPONDENCE   ☑ ENGLISH   ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 02   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

